UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL



Date of Request: April 4, 2006

                                  WINMARK, INC.
                       ---------------------------------

             Nevada                                            58-2679116
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(State or other jurisdiction of                       (IRS Employer I.D. Number)
 incorporation or organization)

    116  East 3rd Street, Suite 212,         Moscow        Idaho         83843
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(Address of principal executive offices)     (City)        (State)       (Zip)

                                  208-596-6500
                         -------------------------------
                         (Registrant's Telephone Number)

Securities Act registration statement file number to which this form relates:
333-112163

ITEM 1.  Withdrawal of Registration Statement.

On April 3, 2006, Winmark, Inc., a Nevada corporation, filed a Registration Statement on Form SB-2/A, File No. 333-112163, with the Securities and Exchange Commission. It has been determined that the file number on the Form SB-2/A was incorrect and reflected a file number of a previous Form SB-2 that was withdrawn on January 11, 2006. The correct file number should have been 333-131095. We request a withdrawal of the Registration Statement on Form SB-2/A, File No. 333-112163 so we may refile the Form SB-2/A with the correct file number. None of the shares being offered pursuant to the registration statement have been offered or sold.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Moscow, State of Idaho, on the 10th day of January 2005.

                                                    Winmark, Inc.

                                                    By:/s/ Mark Winstein
                                                    ----------------------------
                                                    Mark Winstein, President